FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of December 2008.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Revises Downward Consolidated Financial Forecasts for the Year Ending March 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on December 19, 2008 in Kyoto, Japan

Nidec Revises Downward Consolidated Financial Forecasts

for the Year Ending March 31, 2009

Nidec Corporation (NYSE: NJ) today announced a downward revision on its consolidated financial forecasts (U.S. GAAP) for the year ending March 31, 2009 as follows.

1. Revised consolidated financial forecasts (U.S. GAAP) for the year ending March 31, 2009.

From April 1, 2008 to March 31, 2009 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2009				For the year ended March 31, 2008
	Previous forecast (April 23, 2008)	Revised Forecast	Change (amount)	Change (percent)
Net sales	800,000	630,000	(170,000)	(21.3%)	742,126
Operating income	90,000	55,000	(35,000)	(38.9%)	76,833
Income before Income Tax	90,000	43,000	(47,000)	(52.2%)	62,683
Net income	58,000	28,000	(30,000)	(51.7%)	41,156
Earnings per share	400.17	193.62	-	-	284.00

2. Reasons for the revision

The ripples of economic unrest, radiating beyond the financial markets into the real economy worldwide, has started affecting the business environment surrounding the Company after the middle of November. Reflecting the ongoing economic uncertainties and possible business risks attributable to further demand declines, yen’s appreciation and customer inventory adjustments accelerating at a pace far exceeding expectations, the Company now revises downward its financial forecast announced on April 23, 2008.

3. Reference

In this connection, the following subsidiaries of Nidec Corporation today announced downward revisions on their consolidated financial forecasts (Japanese GAAP) for the year ending March 31, 2009.

The details are as follows:

1) Nidec Sankyo Corporation (Tokyo Stock Exchange 1st Section, Code: 7757)

From April 1, 2008 to March 31, 2009 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2009				For the year ended March 31, 2008
	Previous forecast -April 23, 2008-	Revised Forecast	Change -Amount-	Change -Percentage-
Net sales	113,000	100,000	(13,000)	(11.5%)	108,987
Operating income	10,000	6,000	(4,000)	(40.0%)	9,544
Recurring income	10,000	4,500	(5,500)	(55.0%)	6,845
Net income	6,000	2,000	(4,000)	(66.7%)	5,041
Earnings per share	31.40	10.47	-	-	26.42

2) Nidec Copal Corporation (Tokyo Stock Exchange 1st Section, Code: 7756)

From April 1, 2008 to March 31, 2009 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2009				For the year ended March 31, 2008
	Previous forecast -April 23, 2008-	Revised Forecast	Change -Amount-	Change -Percentage-
Net sales	90,000	75,000	(15,000)	(16.7%)	87,957
Operating income	8,200	5,000	(3,200)	(39.0%)	7,443
Recurring income	8,200	4,800	(3,400)	(41.5%)	7,202
Net income	5,350	3,000	(2,350)	(43.9%)	4,993
Earnings per share	85.11	47.73	-	-	79.45

3) Nidec Tosok Corporation (Tokyo Stock Exchange 1st Section, Code: 7728)

From April 1, 2008 to March 31, 2009 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2009				For the year ended March 31, 2008
	Previous forecast -April 23, 2008-	Revised Forecast	Change -Amount-	Change -Percentage-
Net sales	27,000	23,500	(3,500)	(13.0%)	26,213
Operating income	2,500	1,200	(1,300)	(52.0%)	2,174
Recurring income	2,500	1,200	(1,300)	(52.0%)	2,198
Net income	1,400	400	(1,000)	(71.4%)	1,634
Earnings per share	72.76	20.79	-	-	84.93

4) Nidec Copal Electronics Corporation (Tokyo Stock Exchange 1st Section, Code: 6883)

From April 1, 2008 to March 31, 2009 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2009				For the year ended March 31, 2008
	Previous forecast -April 23, 2008-	Revised Forecast	Change -Amount-	Change -Percentage-
Net sales	33,400	29,000	(4,400)	(13.2%)	33,880
Operating income	4,500	2,650	(1,850)	(41.1%)	4,306
Recurring income	4,400	2,400	(2,000)	(45.5%)	4,190
Net income	2,600	1,400	(1,200)	(46.2%)	2,547
Earnings per share	39.21	21.12	-	-	38.42

5). Nidec Servo Corporation (Tokyo Stock Exchange 2nd Section, Code: 6585)

From April 1, 2008 to March 31, 2009 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2009				For the year ended March 31, 2008
	Previous forecast -April 23, 2008-	Revised Forecast	Change -Amount-	Change -Percentage-
Net sales	28,000	25,000	(3,000)	(10.7%)	35,046
Operating income	2,100	850	(1,250)	(59.5%)	2,053
Recurring income	2,100	850	(1,250)	(59.5%)	1,790
Net income	1,700	650	(1,050)	(61.8%)	1,654
Earnings per share	47.83	18.29	-	-	46.49

Cautionary Statements Regarding Forward-looking Statements

This press release contains forward-looking statements including expectations, judgement, plans, and strategies, associated with Nidec Group’s business activities. The forward-looking statements are based on management’s assumptions and belief in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: fluctuation of currency exchange rates, overall supply and customer demand in the motor industry, product development and production capabilities, and other risks and uncertainties.

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